June 18, 2018

Via EDGAR

Jennifer Gowetski, Esq.

Senior Counsel

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Phone:          (202) 551-3401

Re:                              Ashford Holding Corp.

Amendment No. 1 to Registration Statement on Form S-4

File No. 333-224409

Filed May 24, 2018

Comment Letter Dated June 12, 2018

Dear Ms. Gowetski:

Ashford Holding Corp. (“New Holdco”) received a comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 12, 2018 with respect to Amendment No.1 to Registration Statement on Form S-4 of New Holdco filed on May 24, 2018.  New Holdco is respectfully submitting the responses below to the comments in such comment letter in connection with our filing of Amendment No. 2 to Registration Statement on Form S-4 (“Amendment No. 2”) with the Commission on the date hereof.  To facilitate your review, the comments of the Staff have been set forth below in italics and are followed by our responses.  Capitalized terms used but not defined in this letter have the meanings set forth in Amendment No. 2.

General

1.              We have reviewed the May 24, 2018 response sent in reply to prior comment 1, and considered the conclusion offered regarding the availability of the Rule 13e-3(g)(2) exception. Notwithstanding the analysis provided, please confirm for us, as discussed by telephone on June 12, 2018, that the New Holdco Common Stock received by AINC’s shareholders will be listed on the NYSE American exchange and registered under Section 12(b) of the Securities Exchange Act of 1934 before and/or no later than at the time of the planned conversion. To the extent you are able to confirm that AINC shareholders will be receiving an equity security so listed and registered, please make conforming disclosures in the Form S-4 by, at a minimum, removing: (1) the doubt that such listing (and, in turn, registration) may occur; and (2) the potential implication that the equity security to be received only held the promise of being so listed (and, in turn, registered) at the time of conversion.

Response:

We confirm to the Staff that in connection with the Merger, the New Holdco Common Stock received by AINC’s stockholders will be listed on the NYSE American LLC and registered under Section 12(b) of the Securities Exchange of 1934, as amended, at the effective time of the Merger. The approval of the listing for trading on the NYSE American of the shares of New Holdco Common Stock into which the outstanding shares of AINC Common Stock will be converted in the Merger is a condition precedent to the consummation of the Merger.  As a result, we have revised the disclosure on pages iii, 4, 5 and 96 of the proxy statement/prospectus contained in Amendment No. 2 to remove any doubt regarding the listing of the New Holdco Common Stock on the NYSE American

LLC and the registration under Section 12(b) of the Securities Exchange of 1934, as amended.

2.              We note your response to prior comment 3 that Maryland counsel has advised that the merger will not require approval of the stockholders because the merger has been structured to comply with Section 3-106.2 of the Maryland General Corporation Law. We further note the revised disclosure on page 10 indicating that the Special Committee and the Board considered a number of factors relating to the procedural safeguards and structural protections created by the structure of the transaction, including the fact that it is a non-waivable condition to the closing that the transactions be approved by the stockholders to the extent required by the Maryland General Corporation Law or the rules of the NYSE American. Please revise to clarify, if true, that the merger is not required to be approved by your stockholders, and that the NYSE American requires that the stockholders approve the issuance of the Series B Preferred Stock, which will occur after the effectiveness of the merger.

Response:

In response to the Staff’s comment, we have revised the disclosure on the cover page and pages 18 and 185 of the proxy statement/prospectus contained in Amendment No. 2 to clarify that the Merger is not required to be approved by the stockholders of Ashford Inc. under the Maryland General Corporation Law, but the Issuance Proposal (as described in Amendment No. 2) is required to be approved by the stockholders of Ashford Inc. under the rules of NYSE American LLC.

3.              We note your response to prior comment 4 and the revised disclosure on page 10 that the structure of the transactions was chosen by the parties because such parties determined that the structure was the most economically efficient structure available for achieving the goals of such parties. Please revise to more specifically detail how the structure is economically efficient and clarify how the structure benefits the goals of each party. To the extent any directors or officers benefit specifically from this structure, please revise to disclose such benefit.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 10 of the proxy statement/prospectus contained in Amendment No. 2 to clarify how the structure of the Transactions is economically efficient and to clarify how the structure benefits the goals of each party and to reflect that Mr. Monty J. Bennett, the Chief Executive Officer and Chairman of the Board of Ashford Inc. specifically will benefit from the structure.

4.              We note your response to prior comment 5 and the Form 8-K filed by Ashford Inc. on June 5, 2018. Please update your disclosure to reflect the Board’s action described in the Form 8-K.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 132 and 142 of the proxy statement/prospectus contained in Amendment No. 2 to reflect the actions described in the Current Report on Form 8-K filed by Ashford Inc. on June 5, 2018.

* * *

Should you have any additional questions, or wish to clarify any of these matters further, please do not hesitate to contact me.

Very truly yours,

/s/ Jim Plohg

Jim Plohg
Associate General Counsel

Enclosures

cc:                                Via Email

Dudley W. Murrey

Sunyi Snow

Hunton Andrews Kurth LLP